SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Human Genome Sciences, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

444903108
(Cusip Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 10,159,250 shares, which constitutes approximately 7.8% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 131,041,372 shares outstanding.

CUSIP No. 444903108

1.     Name of Reporting Person:

        Sid R. Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 1,434,411 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,434,411 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,434,411

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 1.1%

12.     Type of Reporting Person: 00 - Trust

----------
(1)     Power is exercised through one of its trustees, Sid R. Bass.

CUSIP No. 444903108

1.     Name of Reporting Person:

         820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 2,554,908 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 2,554,908 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,554,908

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 1.9%

12.     Type of Reporting Person: 00--Trust

----------
(1)     Power is exercised through its sole Trustee, Lee M. Bass.

CUSIP No. 444903108

1.     Name of Reporting Person:

         Wesley Guylay Capital Management, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 283,632 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 283,632 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         283,632

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.2%

12.     Type of Reporting Person: PN

----------
(1)     Power is exercised through its sole general partner, Wesley Richard Guylay.

CUSIP No. 444903108

1.     Name of Reporting Person:

         Wesley Guylay Capital Management III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 20,868 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 20,868 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         20,868

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: PN

----------
(1)     Power is exercised through its sole general partner, Wesley Richard Guylay.

CUSIP No. 444903108

1.     Name of Reporting Person:

         Wesley Richard Guylay

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                5.     Sole Voting Power: 375,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 375,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         375,000 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.3%

12.     Type of Reporting Person: IN

----------
(1)    In his capacity as general partner of Wesley Guylay Capital Management, L.P. with respect to 283,632 shares of the Stock, and in his capacity as general partner of Wesley Guylay Capital Management III, L.P. with respect to 20,868 shares of the Stock.

CUSIP No. 444903108

1.     Name of Reporting Person:

         Ramona Frates Bass 1993 A Trust

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 666,667 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 666,667 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          666,667

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.5%

12.     Type of Reporting Person: 00 - Trust

----------
(1)     Power is exercised through its sole trustee, Lee M. Bass.

CUSIP No. 444903108

1.     Name of Reporting Person:

         Perry R. Bass, II 1993 A Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 666,667 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 666,667 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         666,667

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.5%

12.     Type of Reporting Person: 00 - Trust

----------
(1)     Power is exercised through its sole trustee, Lee M. Bass.

CUSIP No. 444903108

1.     Name of Reporting Person:

         Sophie Seeligson Bass 1993 A Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 666,666 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 666,666 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        666,666

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.5%

12.     Type of Reporting Person: 00 - Trust

----------
(1)     Power is exercised through its sole trustee, Lee M. Bass.

CUSIP No. 444903108

1.     Name of Reporting Person:

        Annie R. Bass Grandson's Trust for Sid R. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 242,767 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 242,767 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        242,767

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.2%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.

CUSIP No. 444903108

1.     Name of Reporting Person:

        Annie R. Bass Grandson's Trust for Lee M. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 1,000,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,000,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,000,000

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.8%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.

CUSIP No. 444903108

1.     Name of Reporting Person:

        Hyatt Anne Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 897,467 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 897,467 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          897,467

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  0.7%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, Panther City Investment Company.

CUSIP No. 444903108

1.     Name of Reporting Person:

        Samantha Sims Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 897,464 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 897,464 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         897,464

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        /   /

11.     Percent of Class Represented by Amount in Row (9):  0.7%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, Panther City Investment Company.

CUSIP No. 444903108

1.     Name of Reporting Person:

         Prime 66 Partners

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 757,233 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 757,233 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         757,233

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.6%

12.     Type of Reporting Person: PN

----------
(1)     Power is exercised through its managing general partner, SRB Diversified Realty, Inc.

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated September 11, 1998, as amended by Amendment No. 1 dated February 5, 1999, as amended by Amendment No. 2 dated February 11, 2000, as amended by Amendment No. 3 dated February 13, 2001, as amended by Amendment No. 4 dated February 14, 2002, as amended by Amendment No. 5 dated February 11, 2003, as amended by Amendment No. 6 dated January 30, 2004, as amended by Amendment No. 7 dated February 11, 2005  (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of Human Genome Sciences, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

SRBMT

The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,434,411, which constitutes approximately 1.1% of the outstanding shares of the Stock.

820

The aggregate number of shares of the Stock that 820 owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,554,908, which constitutes approximately 1.9% of the outstanding shares of the Stock.

WGCM

The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 283,632, which constitutes approximately 0.2% of the outstanding shares of the Stock.

WGCM III

The aggregate number of shares of the Stock that WGCM III owns beneficially, pursuant to Rule 13d-3 of the Act, is 20,868, which constitutes less than 0.1% of the outstanding shares of the Stock.

WRG

Because of his position as the sole general partner of WGCM and of WGCM III, and because of his individual ownership of shares, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 375,000 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

RFBT

The aggregate number of shares of the Stock that RFBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 666,667, which constitutes approximately 0.5% of the outstanding shares of the Stock.

PRBT

The aggregate number of shares of the Stock that PRBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 666,667, which constitutes approximately 0.5% of the outstanding shares of the Stock.

SSBT

The aggregate number of shares of the Stock that SSBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 666,666, which constitutes approximately 0.5% of the outstanding shares of the Stock.

ARBS

The aggregate number of shares of the Stock that ARBS owns beneficially, pursuant to Rule 13d-3 of the Act, is 242,767, which constitutes approximately 0.2% of the outstanding shares of the Stock.

ARBL

The aggregate number of shares of the Stock that ARBL owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000,000, which constitutes approximately 0.8% of the outstanding shares of the Stock.

HBMT

The aggregate number of shares of the stock that HBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 897,467, which constitutes approximately 0.7% of the outstanding shares of the Stock.

SBMT

The aggregate number of shares of the Stock that SBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 897,464, which constitutes approximately 0.7% of the outstanding shares of the stock.

Prime

The aggregate number of shares of the Stock that Prime owns beneficially, pursuant to Rule 13d-3 of the Act, is 757,233, which constitutes approximately 0.6% of the outstanding shares of the Stock.

Controlling Persons

SRB

Because of his positions as (i) a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same and (ii) the President of SRB Diversified, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,191,644 shares of the Stock, which constitutes approximately 1.7% of the outstanding shares of the Stock.

LMB

Because of his positions as the sole trustee of each of 820, RFBT, PRBT, and SSBT, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,554,908 shares of the Stock, which constitutes approximately 3.5% of the outstanding shares of the Stock.

WPH

Because of his position as the sole trustee of ARBS and ARBL, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,242,767 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

HAB

Because of her position as the sole trustor of HBMT and by virtue of her power to revoke same, HAB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 897,467 shares of the Stock, which constitutes approximately 0.7% of the outstanding shares of the Stock.

SSB

Because of her position as the sole trustor of SBMT and by virtue of her power to revoke same, SSB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 897,464 shares of the Stock, which constitutes approximately 0.7% of the outstanding shares of the Stock.

PCIC

Because of its position as the trustee of HBMT and SBMT, PCIC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,794,931 shares of the Stock, which constitutes approximately 1.4% of the outstanding shares of the Stock.

PCPC

Because of its position as the sole shareholder of PCIC, the trustee of HBMT and SBMT, PCPC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,794,931 shares of the Stock, which constitutes approximately 1.4% of the outstanding shares of the Stock.

SRB Diversified

Because of its position as the managing general partner of Prime, SRB Diversified may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 757,233 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

SRBMT

Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,434,411 shares of the Stock.

820

Acting through its sole trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,554,908 shares of the Stock.

WGCM

Acting through its sole general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 283,632 shares of the Stock.

WGCM III

Acting through its sole general partner, WGCM III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,868 shares of the Stock.

WRG

Because of his position as the sole general partner of WGCM and of WGCM III, and because of his individual ownership of shares of the Stock, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,000 shares of the Stock.

RFBT

Acting through its sole trustee, RFBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 666,667 shares of the Stock.

PRBT

Acting through its sole trustee, PRBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 666,667 shares of the Stock.

SSBT

Acting through its sole trustee, SSBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 666,666 shares of the Stock.

ARBS

Acting through its sole trustee, ARBS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 242,767 shares of the Stock.

ARBL

Acting through its sole trustee, ARBL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

HBMT

Acting through its sole trustee, HBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 897,467 shares of the Stock.

SBMT

Acting through its sole trustee, SBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 897,464 shares of the Stock.

Prime

Acting through its managing general partner, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 757,233 shares of the Stock.

Controlling Persons

SRB

Because of his positions as (i) a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same and (ii) the President of SRB Diversified, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,191,644 shares of the Stock.

LMB

Because of his positions as the sole trustee of each of 820, RFBT, PRBT, and SSBT, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,554,908 shares of the Stock.

WPH

Because of his position as the sole trustee of ARBS and ARBL, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,242,767 shares of the Stock.

HAB

HAB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SSB

SSB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PCIC

As the trustee of HBMT and SBMT, PCIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,794,931 shares of the Stock.

PCPC

As the sole shareholder of PCIC, the trustee of HBMT and SBMT, PCPC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,794,931 shares of the Stock.

SRB Diversified

As the managing general partner of Prime, SRB Diversified has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 757,233 shares of the Stock

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:     February 13, 2006

/s/ William P. Hallman, Jr.
William P. Hallman, Jr.,
As Sole Trustee of the Annie R. Bass
Grandson's Trust for Sid R. Bass
and the Annie R. Bass Grandson's
Trust for Lee M. Bass

and as Attorney-in-Fact for:

LEE M. BASS (1)
As Sole Trustee of each of the Ramona
Frates Bass 1993 A Trust, the Perry
R. Bass, II 1993 A Trust, the Sophie
Seeligson Bass 1993 A Trust and 820
Management Trust

/s/ W. R. Cotham
W. R. Cotham,

Attorney-in-Fact for:
SID R. BASS MANAGEMENT TRUST (2)
WESLEY GUYLAY CAPITAL
   MANAGEMENT III, L.P. (3)
WESLEY GUYLAY CAPITAL MANAGEMENT, L.P. (4)
WESLEY RICHARD GUYLAY (5)

PANTHER CITY INVESTMENT COMPANY
in its capacity as Trustee for
HYATT ANNE BASS MANAGEMENT TRUST
SAMANTHA SIMS BASS MANAGEMENT TRUST

By: /s/ W. R. Cotham
W.R. Cotham, President

PRIME 66 PARTNERS, a Texas general partnership

By:  SRB Diversified Realty, Inc., managing general partner

     By:  /s/ W.R. Cotham
             W.R. Cotham, Vice President

(1)     A Power of Attorney authorizing William P. Hallman, Jr. to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management III, L.P. previously has been filed with the Securities and Exchange Commission.

(4)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management, L.P. previously has been filed with the Securities and Exchange Commission.

(5)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Richard Guylay previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT          DESCRIPTION

  99.1          Agreement and Power of Attorney pursuant to Rule 13d- 1(k)(1)(iii), previously filed.